U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC FILE NUMBER
001-31657

FORM 12b-25

CUSIP NUMBER
040049 10 8

NOTIFICATION OF LATE FILING

(Check One):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR [ ] Form N-CSR
For Period Ended: December 31, 2006
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:_____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Arena Resources, Inc. Full Name of Registrant:

Former Name if Applicable: N/A

4920 South Lewis Avenue Address of Principal Executive Office (Street and Number)

Tulsa, Oklahoma 74105 City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

Arena Resources, Inc. has engaged an independent petroleum engineering consultant to aid in the preparation of the Company's estimated quantities of oil and natural gas reserves and the related discounted present value of future pre-tax cash flows and standardized measure of discounted future net cash flows therefrom ("Reserve Estimate"). The Reserve Estimate will not be completed in time to enable the Company to complete all of the disclosure required in its Annual Report on Form 10-K (including its audited financial statements) and have its Annual Report on Form 10-K filed on the due date.

The Company currently anticipates that the Reserve Estimate will be completed, and its Annual Report on Form 10-K will be filed, within the 15 calendar day extension allowed by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV -- OTHER INFORMATION

               (1)   Name and telephone number of person to contact in regard to this notification

William R. Broaddrick, Vice President of Finance	(918)	747-6060

(Name)	(Area Code)	(Telephone Number)

               (2)  Have all other periodic reports required under section 13 or 15(d) of the Securities and Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes    [_] No

               (3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes    [_] No

               If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's oil and natural gas sales revenues will increase for the year ended 2006. Total operating costs (consisting primarily of oil and gas production costs; general and administrative expenses; and depreciation, depletion and amortization costs) are also expected to increase for the year ended 2006, although at an amount smaller than the increase in sales revenue. Because the exact amount of depreciation, depletion and amortization costs cannot be calculated by the Company until the final oil and gas reserve estimates are completed, the Company's total operating costs, its provision for income taxes and its net income for 2006 cannot be reasonably estimated at this time, although the Company does anticipate that its net income for the year ended December 31, 2006 will be greater than its net income reported for the year ended December 31, 2005.

ARENA RESOURCES, INC.
(Name of Registrant as specified in charter)

               has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2007	By:	/s/ Lloyd T. Rochford
Lloyd T. Rochford
Chief Executive Officer